NEWS RELEASE

AMERICAN EXPRESS EXPANDS
INTO 155,000 SQ. FT. OF BROOKFIELD SPACE
AT THREE WORLD FINANCIAL CENTER

NEW YORK, November 17, 2004 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that American Express has signed a new 18 year lease agreement for 155,000 square feet at Three World Financial Center in Lower Manhattan. The new lease covers floors 19 and 24 and part of floors 25 and 26.

“The commitment of American Express to Lower Manhattan has greatly contributed to its revitalization,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “We are excited to be able to accommodate their headquarters requirements within Three World Financial Center.”

Dennis Friedrich, Jeremiah Larkin, and David Cheikin handled the transaction for Brookfield.

Brookfield acquired a 51% interest in Three World Financial Center in September 2002. Brookfield owns 100% of One and Two World Financial Center and 51% of Three and Four World Financial Center.

The 52-story building is one of the four granite and glass office towers within the eight million square foot World Financial Center, the landmark complex designed by Cesar Pelli. The copper-tipped tower is adjacent to the spectacular Winter Garden, the dramatic urban oasis considered to be New York’s grandest public space.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417-7215, or via email at: mcoley@brookfieldproperties.com

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.